GLOBAL TECHNOLOGIES, LTD.

501 1st Ave. N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

December 8, 2021

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Global Technologies, Ltd.
Offering Statement on Form 1-A
Filed December 2, 2021
File No. 024-11736
Requested Date: December 10, 2021
Requested Time: 4:30 p.m. Eastern Daylight Time

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Technologies, Ltd. (the “Registrant”) hereby respectfully requests that the above-referenced Tier 2 Offering Statement on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

In connection with this acceleration request, the Registrant acknowledges that:

● should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing; and

● the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We kindly request that we be notified of the qualification of the Offering Statement by a telephone call to Gary L. Blum, Esq at (213) 369-8112 or by email (gblum@gblumlaw.com). Please direct any questions or comments regarding this acceleration request to Gary L. Blum, Esq at (213) 369-8112 or by email (gblum@gblumlaw.com).

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me directly at (727) 482-1505.

Sincerely yours,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President
Global Technologies, Ltd.